Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company
New Gold Inc.
666 Burrard Street, Suite 3110
Vancouver, British Columbia V6C 2X8

2.	Date of Material Change
April 21, 2010

3.	News Release
A news release with respect to the material change referred to in this report was issued on April 21, 2010 and subsequently filed on SEDAR and EDGAR.

4.	Summary of Material Change

On April 21, 2010, New Gold Inc. announced its 2010 first quarter gold sales of 80,020 ounces at a total cash cost(1) of $472 per ounce, net of by-product sales. The preliminary production, sales and total cash cost(1) information provided are approximate figures and may differ slightly from the first quarter earnings results. New Gold is also pleased to reiterate its 2010 full year guidance of 330,000 to 360,000 ounces of gold production at a total cash cost(1) of $445 to $465 per ounce sold, net of by-product sales.

5.	Full Description of Material Change

(All figures are in US dollars unless otherwise indicated)

On April 21, 2010, New Gold Inc. (“New Gold”) announced its 2010 first quarter gold sales of 80,020 ounces at a total cash cost(1) of $472 per ounce, net of by-product sales. The preliminary production, sales and total cash cost(1) information provided are approximate figures and may differ slightly from the first quarter earnings results. New Gold is also pleased to reiterate its 2010 full year guidance of 330,000 to 360,000 ounces of gold production at a total cash cost(1) of $445 to $465 per ounce sold, net of by-product sales.

First Quarter Highlights

Results presented below are for the period of ownership for the Mesquite Mine (June 1, 2009).

● Gold sales increased by 44% to 80,020 ounces from 55,397 ounces in the same period in 2009

●	Total cash cost(1) decreased 8% to $472 per ounce sold, net of by-product sales, from $513 per ounce sold in the same period in 2009
●	Gold production increased 41% to 77,215 ounces from 54,938 ounces in the same period in 2009
●	Cash balance increased by $72 million from year-end 2009 to $344 million at March 31, 2010
●	Fully repaid the remaining $27 million of the Mesquite Term Loan Facility

The Mesquite and Peak Mines had strong operating quarters achieving their targeted gold production levels at lower than forecasted total cash cost(1). In addition, in response to the delay in renewal of the explosives permit at Cerro San Pedro, operating parameters were adjusted to maximize the production of gold and silver and contribute meaningfully to the consolidated results in the first quarter of 2010. New Afton also continued its strong progress with a fifth straight quarter of increased underground advance since the beginning of 2009.

Operations Overview

Historical results presented below include gold production, sales and total cash cost(1) for the first quarter of 2009 which reflects a period prior to the acquisition of the Mesquite Mine (June 1, 2009).

Mesquite Mine Successfully Increasing Production and Reducing Costs

Gold sales in the first quarter at Mesquite increased by 51% to 49,502 ounces from 32,715 ounces sold in the first quarter 2009. Gold production was 44,034 ounces compared to 33,660 ounces in the same period in 2009. The increased gold sales and production at Mesquite during the first quarter were primarily driven by mining at reserve grade when compared to the lower grade ore mined in the first quarter of 2009 as well as continued improvement in gold recoveries.

Total cash cost(1) per ounce of gold sold for the first quarter of 2010 was $550 compared to $573 in the same quarter of 2009. The total cash cost(1) decrease is a result of higher gold sales in the quarter partially offset by higher consumable and labour costs when compared to the first quarter of 2009.

The Mesquite Mine is forecast to produce 145,000 to 155,000 ounces of gold in 2010 at total cash cost(1) of $540 to $560 per ounce sold.

Cerro San Pedro Mine Maximizes Relative Contribution

As a result of a previously disclosed legal challenge that was subsequently dismissed in mid-March, the renewal of the Mine’s explosives permit was delayed until March 18, 2010. Despite limited ore delivery in the first quarter, the team focused on optimizing the processing of heap leach ore to maximize the production of gold and silver during the quarter. Gold sales in the first quarter at Cerro San Pedro were 13,124 ounces compared to 18,314 ounces in the same period in 2009. Gold production was 12,938 ounces compared to 20,583 ounces in the same period in 2009. The decrease in production was a result of limited delivery of ore to the leach pad due to the delayed granting of the explosives permit. Silver sales in the first quarter were 193,506 ounces compared to 372,219 ounces in the first quarter of 2009.

Total cash cost (1) per ounce of gold sold, net of by-product sales, for the first quarter was $622 compared to $551 in the first quarter of 2009. The increase in total cash cost(1) is due to the fixed portion of operating costs at Cerro San Pedro being attributed to fewer gold ounces sold as well as lower by-product credits resulting from lower silver sales during the quarter. As the mine uses contracted equipment, variable mining costs were reduced, however, these were offset by increased processing costs to maximize production from the ore that was previously placed on the heap leach pad.

The company continues to work with federal and local levels of government in Mexico to resolve the ongoing legal challenges at Cerro San Pedro.

Since the receipt of the explosives permit the mine has been fully operational and the forecast for Cerro San Pedro remains unchanged with expected production of 95,000 to 105,000 ounces of gold and 1.4 to 1.6 million ounces of silver in 2010. Total cash cost(1) is forecast to be $390 to $410 per ounce sold, net of by-product sales. The full year total cash cost(1) assumption is based on a by-product silver price of $15 per ounce.

Peak Mines Continues to Deliver with Record Low Cash Cost (1)

Gold sales in the first quarter at Peak Mines were 17,394 ounces compared to 20,856 ounces sold in the first quarter of 2009. Gold production was 20,243 ounces compared to 20,629 ounces in the same period in 2009. Gold production quarter-over-quarter remained consistent, with gold sales decreasing slightly due to timing of concentrate shipments. Copper sales increased in the first quarter to 4.1 million pounds from 2.8 million pounds in the same quarter of 2009. The increase in copper production over the same quarter in 2009 was the result of higher copper grades and recoveries.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the first quarter was $136 compared to $337 in the first quarter of 2009. The decrease in total cash cost(1) is due to higher by-product sales resulting from increased copper volumes and higher average copper prices during the first quarter of 2010 compared to 2009. The first quarter cash cost further benefited from copper sales of 4.1 million pounds being netted against 17,394 ounces of gold sales. As gold sales are expected to increase in subsequent quarters of 2010, with copper sales remaining consistent, the relative by-product benefit should be lower than that recorded in the first quarter. These cost reductions were partially offset by an increase in the Australian dollar exchange rate when compared to the first quarter of 2009.

Peak Mines remains on target to produce 90,000 to 100,000 ounces of gold and 15 to 17 million pounds of copper in 2010. Total cash cost(1) is forecast to be $360 to $380 per ounce sold, net of by-product sales. The full year total cash cost(1) assumption is based on a by-product copper price of $2.75 per pound.

New Afton on Track to Contribute Significantly

New Gold's primary development project continued on schedule during the first quarter and is expected to commence production in the second half of 2012. The project will be an underground mine and concentrator which will produce an annual estimated average of 85,000 ounces of gold, and 75 million pounds of copper.

The company looks forward to production commencing in just over two years, as New Afton is expected to contribute significantly to New Gold’s current portfolio of operating assets. As a low-cost operation, New Afton should meaningfully expand the company’s operating margin and cash flow generation. At current commodity prices, the mine is expected to double the company’s cash flow.

During the first quarter of 2010, the New Afton underground development crews continued their track record of continuous improvement advancing development 742 metres. This marks the fifth consecutive quarter of increased development.

Activities were initiated during the quarter in preparation for commencement of surface construction in May 2010, including: tendering of buried services contracts, geotechnical drilling and site grading.

El Morro Project Update

New Gold’s 70% joint venture partner on the El Morro Project, Goldcorp Inc., continues to work through the permit review process for the project with a target to begin construction in early 2011. A project team has been assembled to advance exploration and development at the site during 2010 and plans to further optimize the existing feasibility study are underway.

First Quarter Production and Cash Cost(1) Overview

Results presented below are for the period of ownership for the Mesquite Mine (June 1, 2009).

	Q1 2010	Q1 2009
Production
Mesquite Gold (ounces)	44,034	-
Cerro San Pedro
Gold (ounces)	12,938	20,583
Silver (ounces)	206,700	427,439
Peak Mines
Gold (ounces)	20,243	20,629
Copper (million pounds)	4.0	3.8
Amapari Gold (ounces)	-	13,726
Total Production
Gold (ounces)	77,215	54,938
Silver (ounces)	206,700	427,439
Copper (million pounds)	4.0	3.8
Gold sales (ounces)	80,020	55,397
Total cash cost(1) ($ per ounce)	$472	$513

Note: As announced on April 13, 2010, the company has sold the Amapari asset.

Key Financial Information

At March 31, 2010, New Gold had a cash balance of $344 million, an increase of $72 million when compared to the year-end 2009 balance. The net increase in the cash balance during the first quarter of 2010 is summarized below:

		Cash Balance (US$m)
	December 31, 2009 (including restricted cash)	$272
	January sale of asset backed notes	47
	Net cash consideration as part of El Morro transaction	46
	Mesquite Term Loan Facility prepayment	(27)
	Other	6
	March 31, 2010	$344

During the quarter, the company’s cash flow was in excess of the New Afton development costs and sustaining capital expenditures at New Gold’s operations. Subsequent to the quarter end, the company received an additional $37 million in cash proceeds after the closing of the sale of the Amapari Mine. The consolidated debt position of the company is $217.7 million which includes: $174.5 million of 10% senior secured notes (C$187 million), $39.5 million of 5% convertible debentures (face value of C$55 million) and $3.7 million in El Morro funding loans. The senior secured notes are due in 2017 and the convertible debentures are due in 2014 and have a C$9.35 conversion price.

	2010 Outlook

During the first quarter of 2010 New Gold continued to make significant progress both from an operational and financial perspective. With the Mesquite and Peak Mines performing well and Cerro San Pedro now back to full operations, the company’s producing assets are well positioned to meet the 2010 guidance. Through various corporate development initiatives including the new El Morro partnership and sale of Amapari, New Gold has streamlined its portfolio of assets, while simultaneously strengthening the balance sheet and increasing the company’s financial flexibility. From this position, the company looks forward to the continued development of its exciting New Afton project, which has the potential to significantly enhance the cash flow generation of the company, as well as the pursuit of other value enhancing opportunities.

	Conference Call-in and Webcast

New Gold will discuss full first quarter earnings results as part of the company’s Annual General Meeting of Shareholders (“AGM”) on May 6, 2010 at 4:00 p.m. Eastern Time. New Gold will also hold a conference call and webcast of its AGM. Anyone may join the call by dialling toll free 1-866-696-5910 or 1-416-340-2217 to access the call from outside Canada or the U.S. (Passcode 1174247). You can listen to a recorded playback of the call after the event by dialling 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. (Passcode 7164763).

	A live and archived webcast will also be available at www.newgold.com.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
	Not applicable.

7.	Omitted Information
	Not applicable.

8.	Executive Officer
For further information, contact Susan Toews, VP Legal Affairs and Corporate Secretary of New Gold Inc. at (604) 639-2003.

9.	Date of Report
April 22, 2010

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this material change report, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this material change report, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risks Factors" included in New Gold's Annual Information Form filed on March 26, 2010 and Management’s Discussion and Analysis for the year ended December 31, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.